Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

January 8, 2014

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc. In this MD&A, we explain Nordion’s results of operations and cash flows for the year ended October 31, 2013, and our financial position as of October 31, 2013. You should read this MD&A in conjunction with our audited consolidated financial statements and related note disclosures for the same period. Readers are also referred to Nordion’s unaudited quarterly consolidated financial statements and quarterly MD&As for fiscal 2013, the Company’s Annual Information Form for fiscal 2013 (AIF), 2013 Annual Report, and 2013 Form 40-F. These documents and additional information regarding Nordion are available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current fiscal year with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. In addition, we provide “forward-looking statements” that are not historical facts. Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations, which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations. These may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” section in our 2013 AIF, and elsewhere in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements that may be contained herein, except as required by law. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

1) Business Overview

Our business

Nordion is a global health science company providing market-leading products and services used for the prevention, diagnosis and treatment of disease. Our products benefit the lives of millions of people in more than 40 countries around the world and are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. We have approximately 400 highly skilled employees, primarily located in Canada.

We operate our Specialty Isotopes business which includes two segments: Sterilization Technologies and Medical Isotopes. These segments are supported by centralized corporate functions. We previously operated Targeted Therapies as a separate business unit which we divested during the third quarter of fiscal 2013.

Even though we now operate two business segments, we continue to report our operations as three business segments: Sterilization Technologies, Medical Isotopes, and historical results for Targeted Therapies, as well as certain corporate functions and activities reported as Corporate and Other, in accordance with U.S. GAAP.

Sterilization Technologies

Our Sterilization Technologies segment is focused on the prevention of disease through terminal (in final packaging) sterilization of medical products and devices, as well as food and consumer products. We produce and install Cobalt-60 (Co-60) radiation sources for gamma sterilization systems. We also design, construct, install, and maintain commercial gamma sterilization systems, referred to as production irradiators.

We are one of the world's leading suppliers of Co-60, an isotope that produces gamma radiation that destroys harmful micro-organisms. Gamma sterilization technologies are used globally to sterilize approximately 40% of single use medical products, including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures and catheters, as well as pharmaceuticals. Gamma sterilization is also used for the treatment of food and consumer products.

We also sell relatively small quantities of Co-60 with higher radioactivity levels that are used in medical equipment as radiation sources for cancer treatments. We refer to this Co-60 product as sealed sources. In this application, gamma rays are used in an effort to damage tumour cells and kill them. Today, Co-60 remains a critical part of treatment for brain and other cancers because it is reliable and easier to use than other methods.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Medical Isotopes

Our Medical Isotopes segment primarily focuses on products used in the diagnosis and treatment of disease, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes with about 90% of the procedures being for diagnostic purposes.

We sell a breadth of isotopes, which our customers incorporate into products that are used in medical procedures. Our primary product is Molybdenum-99 (Mo-99) which decays into Technetium-99 (Tc-99m), a diagnostic that is utilized in approximately 80% of nuclear medical procedures worldwide (source: World Nuclear Association).

Mo-99 is produced in a nuclear reactor along with other isotopes including Xenon-133 (Xe-133) used in lung scans, Iodine-131 (I-131) used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma, and Iodine-125 (I-125) used to treat prostate cancer. We refer to isotopes produced in nuclear reactors as Reactor isotopes.

We manufacture other isotopes at our facility in Vancouver, Canada which are produced in a cyclotron; these are reported as Cyclotron isotopes. We produce a number of Cyclotron isotopes including Iodine-123 (I-123) used to diagnose thyroid disease, Strontium-82 (Sr-82) used in cardiac imaging, and Indium-111 (In-111) used to diagnose certain cancer.

At our Ottawa facility, we also currently contract manufacture TheraSphere® for BTG plc (BTG) and Bexxar® for GlaxoSmithKline Inc. (GSK).

Targeted Therapies

Sale of Targeted Therapies Business to BTG plc

On July 13, 2013, we completed the sale of our Targeted Therapies business to BTG plc (BTG), an international specialist healthcare company based in London, United Kingdom. Further details can be found in the “2013 business and corporate developments” section of this MD&A.

For a detailed description of our Sterilization Technologies and Medical Isotopes businesses, and of our former Targeted Therapies business, see the “Description of the Business” section in our 2013 AIF.

Corporate and Other

Certain of Nordion’s shared corporate functions and activities are reported as Corporate and Other.

Nordion is a publicly traded company listed on the Toronto Stock Exchange (TSX: NDN) and on the New York Stock Exchange (NYSE: NDZ). The number of outstanding Nordion common shares at October 31, 2013 and January 8, 2014 was 61,909,301.

2013 business and corporate developments

Review of Strategic Alternatives

During Q1 2013, we initiated a review of strategic alternatives with a view to enhancing shareholder value. In Q3 2013, we announced and completed the sale of the Targeted Therapies business to BTG, reaching the conclusion of the first phase of the strategic review. In Q4 2013 and to date in 2014, we advanced the second phase of the review, and evaluated other strategic alternatives for the Company. Ongoing activity in this phase continues to move the review forward.

Completing the strategic review continues to be a priority for us in fiscal 2014. Certain decisions, including the use of our current cash, are expected to be made as part of, or once the outcome of the strategic review has been finalized. The Board of Directors and management team are fully engaged in the review, and are making progress on the second phase. While we cannot provide the current status of, or address the timeline and potential results of the strategic review, we are working diligently with the objective of reaching a successful outcome.

Sale of our Targeted Therapies Business to BTG plc

On July 13, 2013, we completed the sale of our Targeted Therapies business to BTG. Approximately 40 Nordion employees continued employment with BTG following the completion of this transaction. We received sale proceeds of $200.7 million in cash including a $0.7 million final net working capital adjustment. Total net assets and liabilities disposed of were $7.5 million, which primarily consisted of working capital items. Net of a currently estimated $6.5 million of net cash taxes and $4.3 million of transaction costs, we realized net cash proceeds of approximately $190 million from this sale. In Q3 2013, we recorded an after-tax gain of approximately $182 million for this sale. The estimated net cash taxes of $6.5 million reflect the utilization of approximately $17 million of our gross deferred tax assets primarily in available investment tax credits.

As part of the sale of Targeted Therapies, we signed a Manufacturing and Support Agreement (MSA) to continue manufacturing TheraSphere for a contract term of three years, with up to a two-year extension at BTG’s option. We also signed a Transition Services Agreement (TSA) to provide certain post-closing transition services to BTG for a period of nine months, with up to a three-month extension at BTG’s option.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sterilization Technologies

Co-60 Shipments

Similar to fiscal 2012, the volume of Co-60 we shipped in the second half of fiscal 2013 was significantly higher than the volume shipped in the first half of fiscal 2013. The timing of shipments to our customers often varies significantly from quarter-to-quarter. Total fiscal 2013 Co-60 volumes were relatively flat compared to fiscal 2012.

Medical Isotopes

A Comprehensive Settlement Agreement with AECL and Future Supply of Mo-99

On August 19, 2013, we entered into a Comprehensive Settlement Agreement with AECL to resolve the outstanding claims between both parties related to the MAPLE facilities. Under the terms of the settlement we received $14.4 million (C$15 million) in cash from AECL in August 2013. AECL released its claims against Nordion for approximately $46 million (C$ 46 million) in arbitration costs and Nordion withdrew its lawsuit against AECL in relation to the 1996 Isotope Production Facilities Agreement.

In Q3 2013, we reversed $24.6 million of litigation accruals relating to AECL matters. In Q4 2013, we recorded a gain related to the $14.4 million cash settlement that we received from AECL in August 2013.

As part of this settlement, Nordion and AECL have entered into an amended and restated isotope supply agreement as well as a waste management services agreement. The amended and restated isotope supply agreement has a term ending October 31, 2016, which aligns with AECL’s previously indicated intention of exiting the Mo-99 production in 2016. The supply agreement may also be terminated upon, among other things, Nordion establishing a satisfactory alternative supply of isotopes, the permanent shutdown of AECL's isotope production facilities, Nordion's failure to meet a minimum purchase quantity and any force majeure that continues for a period of more than two years. We continue to explore supply alternatives to mitigate the lack of supply from AECL, for both back-up and the long-term supply of reactor-based medical isotopes post 2016. The new waste management services agreement extends the supply of such services from AECL to Nordion until October 31, 2026.

For further details regarding this settlement, see the “Litigation” section of this MD&A.

Shutdown of Competitor’s Reactor in Europe

The primary reactor in Europe that supplies certain of our competitors was shutdown in November 2012 and returned to service in early June 2013. This European reactor is currently undergoing another shutdown, which began in October 2013. The duration of this current unplanned shutdown is unknown at this time. Additional orders resulting from these shutdowns had a positive impact on our Reactor isotopes revenue of approximately $15 million during fiscal 2013, with the largest impact in the first half of the year.

National Research Universal (NRU) Supply Interruptions

On May 15, 2013, our primary supplier of medical isotopes, the NRU reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown. Initiated on April 14, 2013, the one month shutdown resulted in an interruption in our supply of medical isotopes during Q2 and Q3 2013.

Resumption of Strontium-82 (Sr-82) Sales

We resumed sales of Sr-82 in April 2013 and recorded $5.8 million in revenues during fiscal 2013. Sr-82 is sold to a manufacturer of Bracco Diagnostics’ CardioGen-82® generator. Our sale of Sr-82 was interrupted by the U.S. Food and Drug Administration’s investigation of CardioGen-82. Sr-82 is reported as part of the Cyclotron isotope product line of our Medical Isotopes segment.

Discontinuation of CardioGen and Bexxar

In June 2013, we received formal notice from Bracco Diagnostics informing us that they do not intend to resume commercial supply of the CardioGen-82 generator from Nordion. We manufactured our first batch of CardioGen-82 generators in June 2009 and routinely produced batches until manufacturing was suspended in February 2011.

On August 7, 2013, GSK announced that they will discontinue the manufacture and sale of Bexxar® on February 20, 2014. We currently report our manufacturing of Bexxar, which contributed approximately $7 million revenue in fiscal 2013, as part of the Contract Manufacturing product line of our Medical Isotopes segment.

Corporate and Other

Internal Investigation

In 2012, we discovered potential irregularities related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company. As a result, we made voluntary disclosure to relevant regulators and authorities in the U.S. and Canada and commenced an internal investigation of the possible compliance issues, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). We remain unable to determine whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on our business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

We are committed to the highest standards of integrity and diligence in our business dealings and to the ethical and legally compliant business conduct of our employees, representatives and suppliers. We continue to cooperate with regulatory and enforcement authorities. In parallel with the internal investigation, we developed and implemented a number of new and enhanced policies and procedures related to compliance. We also created and staffed a Director, Corporate Compliance position who reports to the Finance and Audit Committee. The intent of these changes is to strengthen our overall compliance framework.

Settlement of Dr. Reddy’s Claim

During fiscal 2009, we were served with a Complaint from Dr. Reddy’s Laboratories Ltd. and certain affiliate companies (Dr. Reddy’s) claiming repeat study and mitigation costs of $10 million and lost profits of $70 million. This legal action was related to certain bioequivalence studies carried out by the former MDS Pharma Services business unit from January 1, 2000 to December 31, 2004.

In Q2 2013, we settled the claim filed by Dr. Reddy’s, which resulted in a loss of $1.3 million for Nordion after taking into account our litigation accruals in relation to the claim. The settlement, most of which was covered by insurance, resulted in a net cash outflow of $17 million that included $8.3 million of insurance proceeds we received previously. In October 2013, we received $4.9 million in cash resulting from our successful claim against one of our insurers in this matter and recorded a litigation gain for the same amount in Q4 2013.

Settlement of BioAxone Claim

During fiscal 2012, we were served with a Complaint relating to our former MDS Pharma Services business. This legal action, commenced by BioAxone BioSciences Inc. (BioAxone) in Florida, related to the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug. BioAxone alleged that it had suffered damages in an amount greater than $90 million. In Q4 2013, we settled this claim with BioAxone and recorded a litigation loss of $0.2 million.

Credit Facility

In Q3 2013, we obtained consent from the Amended and Restated Credit Facility Lenders for the divestiture of the Targeted Therapies business to BTG, as described above. We are currently in the process of negotiating the extension of our current credit facility, which expires on January 24, 2014.

Pension funding

During fiscal 2013, Nordion made cash contributions of $6.4 million to meet solvency funding and normal current service funding requirements. We made cash contributions during November and December 2013 of an additional $4.0 million to meet our annual pension solvency funding requirements, which are determined on a calendar-year basis. During the first half of fiscal 2013, we also used letters of credit for $7.0 million to meet solvency funding requirements.

Pension wind-up

In Q1 2013 we completed the wind-up of a pension plan associated with the former MDS Pharma Services business we sold in 2010. As a result of the wind-up, we recorded a loss of approximately $7 million and made a pension settlement payment of $5.5 million in Q1 2013.

Partial Repayment of a Note Receivable from Celerion Inc.

As part of the consideration for the sale of MDS Pharma Services Early Stage business in 2010, the Company received a note receivable with a principal amount of $25.0 million issued by Celerion Inc. (Celerion), which had a five-year term and bears interest at 4% per annum (the Note). See further discussion of this note receivable in “Balance sheet insights” section of this MD&A.

During Q1 2013, to facilitate a change in Celerion’s capital structure, Celerion offered to make an early payment to Nordion of $7.3 million in cash to reduce the unsecured portion of the Note principal amount by $9.0 million that would have otherwise been due in 2015. Effective January 30, 2013, the Company accepted the offer from Celerion and amended the Note reflecting a reduction in the principal amount of the Note by $9.0 million of the face value, or $7.5 million of the carrying value, in exchange for a $7.3 million cash payment received from Celerion. As a result, the Company recorded a loss of $0.2 million in Q1 2013. Following the early payment, the carrying value of the Note including interest and accretion was $7.2 million as of January 31, 2013.

Non-cash fixed asset impairment

We evaluate our long-lived assets subject to amortization for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds the fair value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

As of July 31, 2013, we had an asset group with a carrying value of $38.4 million used in production for our Targeted Therapies and Medical Isotopes segments (Asset Group). We identified impairment indicators relating to the completion of the sale of our Targeted Therapies business in July 2013, which significantly changed the previously estimated cash flows supporting this Asset Group.

We performed an impairment analysis of the Asset Group and determined that it was impaired as of July 31, 2013. Based on this evaluation, we recorded a non-cash pre-tax impairment charge of approximately $29 million in Q3 2013. The fair value used in this evaluation was based on expected future cash flows using certain Level 3 inputs as defined under U.S. GAAP. The future cash flows are those expected to be generated by the market participants, discounted at the risk-free rate of interest plus an appropriate risk premium. Determining expected future cash flows involves a number of estimates and assumptions and it is reasonably possible that the estimate of expected future cash flows may change in the near future resulting in further changes in the fair value of the Asset Group.

Valuation allowance on deferred tax assets

Deferred tax assets and liabilities reflect the tax consequences of temporary differences between the amount of assets and liabilities for financial and tax reporting purposes using enacted tax rates in effect for the year in which we expect the differences to reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized.

When determining the need for a valuation allowance, we consider future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate as well as prudent and feasible tax planning strategies. In the event that we determine that it is more likely than not that the Company will not be able to realize all or part of the net deferred tax assets in the future, we would establish or increase the valuation allowance and make a corresponding charge to earnings in the period in which a determination is made.

As at October 31, 2012, we established an additional $35.4 million valuation allowance related to the investment tax credits included in our deferred tax assets, reflecting several factors including: i) with the loss in the MAPLE arbitration, the outlook for our Medical Isotopes business unit to generate long-term taxable income had been significantly reduced; ii) we generated significant tax assets due to settlements of certain uncertain tax positions that were considered in the valuation allowance analysis; iii) significant uncertainties, including Targeted Therapies’ clinical trials, unfavourable development in various litigation matters, internal investigation costs, and our defined benefit pension obligations, which had potential negative effects on our future taxable income; and iv) a three-year historical cumulative loss position, when capital losses were included, for the first time.

As at October 31, 2013, we released the portion of the valuation allowance related to our investment tax credits, primarily due to i) reverting to a three-year historical cumulative income position reflecting various positive developments in our operations during fiscal 2013; ii) the divestiture of our Targeted Therapies business in mid-July 2013, which utilized approximately $17 million of our deferred tax assets and removed the potential negative effects of its clinical trials on our future taxable income; iii) resolution of various significant uncertainties, including a Comprehensive Settlement Agreement with AECL during Q4 2013, without negative effects on our taxable income as described above and progress made on other uncertainties; and iv) developments in the long-term supply for our Sterilization Technologies business during Q4 2013 which in turn enabled a longer projection of future taxable income.

Accordingly, we concluded that it was more likely than not that we would realize all of our Canadian deferred tax assets, excluding capital losses for which we provided a full valuation allowance as in prior years. As a result, we released $40.4 million of the valuation allowance related to our investment tax credits included in deferred tax assets as at October 31, 2013, and recorded a tax recovery in Q4 2013. These movements in our valuation allowance are a non-cash recovery or charge in each respective fiscal year and relate to the likelihood of whether the Company may be able to use all of these tax assets. In aggregate our net deferred tax assets increased from $57.0 million to $63.5 million as at October 31, 2012 and 2013, respectively, reflecting the release of the valuation allowance partially offset by the utilization of a significant amount of investment tax credits on the sale of Targeted Therapies.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Strategy and 2014 financial outlook

Summary of strategic objectives

We are committed to delivering long-term value to our shareholders by exploring strategic alternatives for the Company and executing our strategic plans with operational and financial discipline. The Company’s management continues to focus on building the Specialty Isotopes business.

Specialty Isotopes

Sterilization Technologies

Our strategy for Sterilization Technologies is to maintain our market leading position and strong margins in the relatively stable gamma sterilization – Co-60 market, which is characterized by significant barriers to entry. For Nordion, this business is characterized by high margins and strong cash flows.

We endeavour to maintain our segment leading position and strong margins in gamma sterilization through value-based pricing, selectively investing in growth opportunities, and the recognition of the Nordion brand as a global leader in the gamma sterilization market. We plan to selectively grow gamma sterilization sales over the long-term through innovation and the development of new product offerings that we anticipate will enable us to strengthen our relationships with current customers and facilitate our entry into new and emerging markets.

We expect that our strategy will allow us to continue our market leadership and grow this business.

Medical Isotopes

In our Medical Isotopes segment, we are focused on optimizing the value of this business by working to secure a long-term reliable supply of reactor isotopes.

With the planned end of medical isotope production from the NRU reactor at the end of 2016, we are working with potential partners to develop arrangements for long-term supply. We are also focused on delivering quality products to our customers, fulfilling back-up orders and selectively assessing opportunities to increase the utilization of our cyclotron and contract manufacturing facilities.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

2014 financial outlook

Following the completion of the divestiture of Targeted Therapies, the historic results of Targeted Therapies are reported in continuing operations due to our ongoing involvement in manufacturing TheraSphere. Despite reduction of revenue as a result of the divestiture, we expect overall total 2014 revenue and segment earnings to increase compared to fiscal 2013.

Our 2014 financial outlook reflects current exchange rates and is subject to the uncertainties described in this MD&A and the risk factors outlined in our 2013 AIF.

Specialty Isotopes

Sterilization Technologies

We currently expect Sterilization Technologies revenue to increase 10% to 15% in fiscal 2014 compared to fiscal 2013 as a result of the following:

●	Higher Co-60 volumes, including two shipments that were delayed at the end of fiscal 2013 due to ship and port availability;
●	Increased sealed source revenue based on the ramp up in volume we experienced in 2013; and
●	Higher average Co-60 pricing due to contractual price increases and a shift in customer mix to customers that pay a higher price for Co-60.

As in previous years, the timing of quarterly revenues for Sterilization Technologies will vary due to the timing of shipments of Co-60 and production irradiators to our customers. When our customers purchase Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate the timing of this process closely with our customers in an effort to limit disruption to their operations. We currently expect our revenue in the first half of fiscal 2014 will be significantly higher than the first half of fiscal 2013.

Medical Isotopes

We currently expect Medical Isotopes revenue to grow between 30% and 40% in fiscal 2014 compared to fiscal 2013. We expect increases in all product groups.

We currently expect Reactor isotopes revenue to increase at a similar rate to the overall Medical Isotope segment primarily due to the impact of supply interruptions described below. During these supply interruptions we have been able to secure, or are in negotiations to secure additional volumes throughout fiscal 2014 with a number of customers. This growth is offsetting the impact of revenue declines that are included in other customer contracts.

As described in the “2013 business and corporate developments” section of this MD&A, currently the primary reactor and a processing facility in Europe that are used to supply our competitors are shutdown. In addition, a competitor in South Africa is also experiencing a supply interruption. As a result of these supply interruptions, we received additional orders of Mo-99 starting in October 2013. We currently expect incremental revenue in our Q1 2014 from the current supply interruptions to exceed approximately $15 million of incremental revenue we received throughout fiscal 2013 related to 2013 competitor supply interruptions. Additional orders resulting from extensions of these supply interruptions along with potential unplanned supply interruptions we may experience with the NRU reactor could, among other things, cause our forecasted increase in Reactor isotopes to vary from our current forecast.

Cyclotron isotope revenue is currently expected to increase by 20% to 25% in fiscal 2014 compared to fiscal 2013 primarily due to increase in Sr-82 revenue, which we resumed selling in April 2013. We experienced higher demand for Sr-82 in Q4 2013, which has continued into Q1 2014.

As described in the “2013 business and corporate developments” section of this MD&A, GSK has announced that it will discontinue the manufacture and sale of Bexxar on February 20, 2014. As a result, our Contract Manufacturing activities in fiscal 2014 are expected to primarily relate to the manufacturing of TheraSphere under the MSA. We currently expect revenues from the MSA to be approximately $14 million in fiscal 2014.

Due to, among other things, the incremental Reactor isotopes revenue as a result of current supply interruptions of our competitors, the discontinuation of Bexxar manufacturing in Q2 2014, and the planned NRU monthly planned shutdown for maintenance, we expect revenue to be substantially higher in Q1 2014 compared to other quarters in fiscal 2014.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Targeted Therapies

As described in the “2013 business and corporate developments” section of this MD&A, we completed the sale of the Targeted Therapies business to BTG on July 13, 2013. Our manufacturing of TheraSphere under the MSA for BTG is reported in Medical Isotopes reporting segment. Therefore, we do not expect any further financial revenue or costs in this reporting segment.

Internal Investigation Costs

Nordion has engaged an external legal firm, which has in turn engaged various other advisors, including an accounting firm, to conduct an internal investigation of the possible compliance issues discussed in the “2013 business and corporate developments” section of this MD&A. The internal investigation process is ongoing and we presently cannot estimate the duration or the cost of the overall internal investigation, or the work required to support regulatory and enforcement activities. Additionally, if regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

Our current estimate for investigation and remediation costs for fees and other expenses relating to legal and other professional firms assisting us in this matter during fiscal 2014 is currently expected to be approximately $3 million. The cost in fiscal 2014 could vary based on, among other things, requests from regulatory and enforcement authorities and/or new findings.

Corporate and Other

We currently expect that fiscal 2014 Corporate selling, general and administrative (SG&A) expenses will decrease compared to the approximately $16 million of expense in fiscal 2013, as we rationalize our G&A costs reflecting our divestiture of the Targeted Therapies business.

SG&A for all segments

In fiscal 2014, we currently expect our SG&A expense to decrease compared with fiscal 2013 primarily due to the divestiture of Targeted Therapies. Our pension expense is currently expected to decrease from $6.7 million in fiscal 2013 to approximately $3 million in fiscal 2014, which represents net periodic pension costs for accounting purposes, due to the impact of relatively higher interest rates on the value of pension liabilities as well as plan amendments implemented in Q4 2013. This accounting expense does not directly change the amount of funding we are required to contribute to our pension plans. Additionally, in fiscal 2013, there was higher stock based compensation resulting from stock price increases.

Depreciation

Depreciation expense is expected to decline by approximately $2 million in fiscal 2014 compared with fiscal 2013. This decrease is primarily because we recorded a non-cash pre-tax impairment charge of approximately $29 million for certain of our fixed assets in Q3 2013 as described in the “2013 business and corporate developments” section of this MD&A. Significantly reduced carrying amounts offset by a change in the remaining useful life estimates for certain of our fixed assets are expected to decrease our depreciation expenses in fiscal 2014.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial highlights

Years ended October 31 (thousands of U.S. dollars, except per share amounts)	2013	2012	2011
Revenues
Sterilization Technologies
Cobalt	$93,102	$92,402	$96,982
Sterilization - Other	3,018	3,032	11,680
	96,120	95,434	108,662
Medical Isotopes
Reactor	70,933	77,410	85,094
Cyclotron	18,250	15,478	18,439
Contract Manufacturing	11,165	8,067	19,256
	100,348	100,955	122,789
Targeted Therapies
TheraSphere	36,322	48,451	42,576
Consolidated segment revenues from continuing operations	$232,790	$244,840	$274,027

Segment earnings (loss)
Sterilization Technologies	$35,309	$39,037	$46,140
Medical Isotopes	25,870	29,439	38,342
Targeted Therapies	3,036	14,078	12,652
Corporate and Other	(11,979)	(8,706)	(12,358)
Total segment earnings	$52,236	$73,848	$84,776

Depreciation and amortization	11,824	17,080	22,375
Restructuring charges, net	143	1,781	1,592
AECL arbitration and legal costs	567	5,576	12,172
Gain on sale of Targeted Therapies	(188,870)	-	-
Impairment of long-lived assets	29,201	-	-
Litigation settlement (gain) loss, net	(42,488)	24,058	-
Loss on Celerion note receivable	218	2,411	-
Pension settlement loss	7,003	-	-
Gain on sale of investments	(814)	-	(1,691)
Internal investigations costs	11,849	9,827	-
Strategic review costs	1,873	-	-
Change in fair value of embedded derivatives	1,044	12,020	(2,649)
Consolidated operating income from continuing operations	$220,686	$1,095	$52,977

Basic earnings (loss) per share from continuing operations	$3.83	$(0.47)	$0.67

Cash and cash equivalents	$323,099	$109,360	$74,067

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial results analysis

In this section, we provide detailed information and analysis regarding our performance for the year ended October 31, 2013 compared with the same periods in fiscal 2012 and 2011.

Consolidated financial results

Years ended October 31 (thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2011	% of revenues
Revenues	$232,790	100%	$244,840	100%	$274,027	100%
Costs and expenses
Direct cost of revenues	110,243	47%	110,992	45%	126,076	46%
Selling, general and administration	82,402	35%	69,831	29%	65,107	24%
Depreciation and amortization	11,824	5%	17,080	7%	22,375	8%
Restructuring charges, net	143	-	1,781	1%	1,592	1%
Change in fair value of embedded derivatives	1,044	-	12,020	5%	(2,649)	(1%)
Gain on sale of Targeted Therapies	(188,870)	(81%)	-	-	-	-
Impairment of long lived assets	29,201	13%	-	-	-	-
Other (income) expenses, net	(33,883)	(15%)	32,041	13%	8,549	3%
Operating income from continuing operations	$220,686	95%	$1,095	-	$52,977	19%

Interest expense	(4,232)	(2%)	(4,406)	(2% )	(2,499)	(1%)
Interest and dividend income	5,121	2%	6,835	3%	10,274	4%
Income tax recovery (expense)	15,575	7%	(32,393)	(13% )	(17,122)	(6%)
Loss from discontinued operations, net of income taxes	-	-	-	-	(26,655)	(10%)
Equity loss	-	-	-	-	(128)	-
Net income (loss)	$237,150	102%	$(28,869)	(12% )	$16,847	6%

Gross margin	53%		55%		54%
Capital expenditures from continuing operations	$2,010		$7,384		$6,732
Total assets	$617,051		$428,581		$458,663
Long term financial obligations	$40,441		$43,331		$44,330

Revenues

Revenues of $232.8 million in fiscal 2013 decreased by $12.1 million or 5% and $41.2 million or 15% compared with fiscal 2012 and 2011, respectively. Excluding the impact of foreign exchange, revenues for fiscal 2013 decreased approximately 4% and 14% compared with fiscal 2012 and 2011, respectively.

The decrease in revenue compared to the prior year was mainly attributable to a decrease in TheraSphere revenue as a result of the sale of Targeted Therapies business in July 2013 and a decrease in pricing of Reactor isotopes.

See further detailed analysis on revenues in the “Sterilization Technologies”, “Medical Isotopes” and “Targeted Therapies”, sections of this MD&A.

Gross margin

Gross margins of 53% in fiscal 2013 decreased by 2% and 1% compared to fiscal 2012 and 2011, respectively. Approximately half of our overall gross margin decrease was a result of decrease in our TheraSphere revenue, which historically produced higher margins, as a result of the sale of Targeted Therapies business in July 2013. The remainder was due to higher costs and lower Mo-99 revenue, which is a relatively higher margin product.

See further detailed analysis on our gross margins in the “Sterilization Technologies”, “Medical Isotopes” and “Targeted Therapies”, sections of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $82.4 million in fiscal 2013 increased by $12.6 million compared with fiscal 2012. The increase was largely due to an increase of $5.2 million in annual incentive costs, an increase of $6.4 million in pension expenses, an increase in internal investigation costs of $2.0 million, and strategic review costs of $1.9 million incurred in fiscal 2013. These increases were partially offset by lower spending in sales and marketing of $3.1 million reflecting the divestiture of Targeted Therapies business as well as lower spending in other corporate and administrative functions of $1.0 million.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

SG&A expenses of $82.4 million in fiscal 2013 were $17.3 million higher compared with fiscal 2011. The increase was due to similar factors described above, with an $11.8 million increase in internal investigation costs.

These increases were partially offset by a favourable foreign exchange impact from the weakening of the Canadian dollar relative to the U.S. dollar. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expenses of $11.8 million in fiscal 2013 decreased by $5.3 million and $10.6 million compared to fiscal 2012 and 2011, respectively, primarily because a significant portion of our computer systems became fully depreciated during Q2 2012.

Restructuring charges

The restructuring charge of $0.1 million in fiscal 2013 was related to true-up adjustments for our Q4 2012 organizational realignment. We expect the majority of the remaining restructuring provision to be utilized during fiscal 2014.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation uses Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income.

In fiscal 2013, we recorded losses of $1.0 million for the change in the fair value of the embedded derivatives compared to losses of $12.0 million in 2012 and gains of $2.6 million in 2011. The changes in the fair value of the embedded derivatives were primarily driven by changes in the U.S. to Canadian dollar exchange rates and our estimated notional supply amount during the contract periods. These gains and losses are for accounting purposes and do not represent cash transactions in the period of reporting.

Other (income) expenses, net

Other (income) expenses, net, of $(33.9) million in fiscal 2013 primarily included an approximately $40 million litigation gain relating to a Comprehensive Settlement Agreement with AECL as described in the “2013 business and corporate developments” section of this MD&A. We also recorded a foreign exchange gain of $4.3 million and TSA revenue of $0.5 million relating to the sale of Targeted Therapies business. These other income items were partially offset by R&D costs of $6.7 million and a pension settlement loss of $7.0 million as described in the “2013 business and corporate developments” section of this MD&A.

Other (income) expenses, net of $32.0 million for fiscal 2012 primarily included estimated litigation accruals of approximately $24 million relating to AECL matters, R&D costs of $6.6 million, and a loss on the Celerion note receivable of $2.4 million. Other expenses, net of $8.5 million for fiscal 2011 included R&D costs of $5.6 million and a foreign exchange loss of $4.3 million, partially offset by a $1.7 million gain on the sale of an available for sale investment.

Interest income (expense), net

Net interest income for fiscal 2013 was $0.9 million compared to $2.4 million and $7.8 million for fiscal 2012 and fiscal 2011, respectively. The decrease was primarily due to a decrease in accreted interest income related to our note receivable from Celerion reflecting $7.3 million and $6.5 million of partial early repayments for $9 million and $12.5 million reductions in the principal amount, respectively, in Q1 2013 and Q1 2012.

Income tax recovery (expense)

Tax recovery for fiscal 2013 was $15.6 million on the pre-tax income from continuing operations of $221.6 million. With an estimated tax rate of 25%, we expected a tax expense of $55.9 million for fiscal 2013. The net difference of $71.5 million from the expected tax expense was due to a $40.4 million release of our valuation allowance in Q4 2013 as described in the “2013 business and corporate developments” section of this MD&A, $24.2 million due to the tax treatment on the Targeted Therapies sale gain and non-taxable portion of capital gain, and other discrete adjustments for the fiscal year.

Loss from discontinued operations, net of income taxes

We did not have discontinued operations reported for fiscal 2013 and fiscal 2012. For fiscal 2011, we recorded a loss from discontinued operations, net of income taxes, of $26.7 million which primarily included an unfavorable outcome of the arbitration with Life Technologies Corporations in Q3 2011 (as discussed in the “Liquidity” section of this MD&A), the sale of MDS Nordion S.A. completed in Q2 2011, and certain tax adjustments and settlements relating to our discontinued operations, MDS Pharma Services and MDS Analytical Technologies.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

2) Segmented Financial Review

Specialty Isotopes-Sterilization Technologies

Years ended October 31 (thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2011	% of revenues
Revenues
Cobalt	$93,102	97%	$92,402	97%	$96,982	89%
Sterilization – Other	3,018	3%	3,032	3%	11,680	11%
	96,120	100%	95,434	100%	108,662	100%
Costs and expenses
Direct cost of revenues	43,298	45%	42,284	44%	47,308	44%
Selling, general and administration	17,469	18%	13,766	14%	15,007	14%
Other expenses, net(a)	44	-	347	-	207	-
Segment earnings	$35,309	37%	$39,037	41%	$46,140	42%

(a)	Excludes gain on sale of investment of $1.7 million for fiscal 2011, which are not included in the calculation of segment earnings.

Revenues

Revenues of $96.1 million for fiscal 2013 increased by $0.7 million or 1% compared to fiscal 2012 and decreased by $12.5 million or 12% compared to fiscal 2011. The majority of revenue for Sterilization Technologies is denominated in Canadian dollars and, therefore, fluctuations in foreign exchange impact revenue. Excluding the impact of foreign exchange, revenues for fiscal 2013 increased by 2% compared to fiscal 2012 and decreased 10% compared to fiscal 2011.

For fiscal 2013, Cobalt revenues increased by $0.7 million or 1% compared to fiscal 2012 and decreased $3.9 million or 4% compared to fiscal 2011. The slight increase from fiscal 2012 was primarily due to an increase in shipments of sealed sources. The decrease from fiscal 2011 was due to an overall decline in volume of Co-60 shipments resulting from an increase in the global supply of Co-60.

For fiscal 2013, revenues from Sterilization – Other remained relatively flat to fiscal year 2012 and decreased by $8.7 million or 74% compared to fiscal 2011. The decrease was due primarily to there being no production irradiator shipments in fiscal 2013 compared to two production irradiator shipments in fiscal 2011.

As in prior years, the quarterly profile of revenues for Sterilization Technologies varies significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate the timing of this process closely with our customers in an effort to limit disruption to their operations. In prior years, the timing of Co-60 discharges from power reactor sites in Canada also affected the variability in quarterly revenues for Sterilization Technologies.

Gross margin

Gross margin for our Sterilization Technologies segment was 55% for fiscal 2013 compared to 56% for each of fiscal 2012 and 2011. Gross margin for fiscal 2013 was slightly lower compared to fiscal 2012 primarily due to higher Co-60 and production support costs. Gross margin for fiscal 2013 was also slightly lower compared to fiscal 2011 primarily due to lower revenue covering relatively fixed production support costs, which was largely offset by a positive gross margin impact of a significant decrease in production irradiator sales and installations during fiscal 2013 as they have a lower gross margin relative to Co-60.

Selling, general and administration (SG&A)

SG&A expenses for our Sterilization Technologies segment of $17.5 million for fiscal 2013 were $3.7 million and $2.5 million higher than fiscal 2012 and 2011, respectively. The increase is primarily due to an increase in annual incentive plan accruals and higher pension-related expenses offset by lower sales and marketing spending. The increase was also partially offset by the favorable foreign exchange impact of the weakening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net

Other expenses, net are primarily foreign exchange revaluation gains and losses for fiscal 2013, 2012 and 2011.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Specialty Isotopes-Medical Isotopes

Years ended October 31 (thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2011	% of revenues
Revenues
Reactor	$70,933	71%	$77,410	77%	$85,094	69%
Cyclotron	18,250	18%	15,478	15%	18,439	15%
Contract Manufacturing	11,165	11%	8,067	8%	19,256	16%
	100,348	100%	100,955	100%	122,789	100%
Costs and expenses
Direct cost of revenues	55,946	56%	54,982	54%	66,178	54%
Selling, general and administration(a)	17,867	18%	14,189	14%	16,055	13%
Other expenses, net	665	1%	2,345	2%	2,214	2%
Segment earnings	$25,870	26%	$29,439	29%	$38,342	31%

(a)	Excludes AECL arbitration and legal costs $0.6 million (2012 - $5.6 million; 2011 - $12.2 million) for fiscal 2013, which are not included in the calculation of segment earnings.

Revenues

Revenues of $100.3 million for fiscal 2013 remained relatively flat compared to fiscal 2012 and decreased by $22.4 million or 18% compared to fiscal 2011. The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on revenues.

Reactor isotopes revenues for fiscal 2013 decreased by 8% compared to fiscal 2012 due mainly to $4.0 million of revenue recognized in fiscal 2012 related to minimum volumes not being achieved by a Mo-99 customer and significant reduction in Mo-99 pricing that was partially offset by approximately $15 million of incremental Mo-99 revenue as a result of supply interruptions at a competitor’s reactor as described in the “2013 business and corporate developments” section of this MD&A. Reactor isotopes revenues for fiscal 2013 decreased by 17% compared to fiscal 2011 due primarily to the continued decline in price of Mo-99.

Cyclotron isotopes revenues for fiscal 2013 were higher by 18% compared to fiscal 2012 and were relatively flat compared to fiscal 2011. The increase in fiscal 2013 compared to fiscal 2012 was mainly due to our resumption of Sr-82 sales in April 2013.

Contract Manufacturing revenue for fiscal 2013 increased by 38% compared to fiscal 2012 and decreased by 42% compared to fiscal 2011. The increase in fiscal 2013 compared to fiscal 2012 was primarily due to our contract manufacturing of TheraSphere for BTG subsequent to the sale of our Targeted Therapies business in July 2013. The decrease in fiscal 2013 compared to fiscal 2011 was due to the interruption in CardioGen-82 manufacturing, which we have not manufactured since Q1 2011. In fiscal 2011, we also had a one-time $3.3 million revenue related to a cancelled contract for facilities and equipment paid by a customer who filed under Chapter 11 of the U.S. Bankruptcy Code.

Gross margin

Gross margin of 44% for fiscal 2013 was 2% lower when compared to each of fiscal 2012 and fiscal 2011. This decrease in gross margin was primarily due to lower revenue from Mo-99, a relatively higher gross margin product. This decrease was offset by the weakening of the Canadian dollar relative to the U.S. dollar which positively impacted the overall gross margin, as a majority of our direct costs are denominated in Canadian dollars whereas the majority of our revenues are denominated in U.S. dollars.

Selling, general and administration (SG&A)

SG&A expenses for our Medical Isotopes segment of $17.9 million for fiscal 2013 increased by $3.7 million and $1.8 million compared to fiscal 2012 and 2011, respectively. This increase was primarily due to an increase in annual incentive plan accruals, higher pension-related expenses partially offset by lower sales and marketing spending. These increases in SG&A expenses were also partially offset by the weakening of the Canadian dollar relative to the U.S. dollar as most of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net

Other expenses, net are primarily R&D expenses of $0.8 million, $2.2 million, and $2.1 million for fiscal 2013, 2012 and 2011, respectively. Other expenses, net also include foreign exchange revaluation gains and losses.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Targeted Therapies

Years ended October 31 (thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2011	% of revenues
Revenues
TheraSphere	$36,322	100%	$48,451	100%	$42,576	100%

Costs and expenses
Direct cost of revenues	10,999	30%	13,726	28%	12,590	30%
Selling, general and administration	16,827	46%	16,565	34%	14,067	33%
Other expenses, net	5,460	15%	4,082	8%	3,267	8%
Segment earnings	$3,036	8%	$14,078	29%	$12,652	30%

As described in the “2013 business and corporate developments” section of this MD&A, on July 13, 2013, Nordion completed the sale of its Targeted Therapies business to BTG. The results of manufacturing TheraSphere for BTG under the MSA are reported as part of the Contract Manufacturing product line in our Medical Isotopes segment.

As we continue to generate significant cash flows from the divested business under the MSA, the results of our historical Targeted Therapies are reported as part of our continuing operations and the financial results above represent historical results of our Targeted Therapies business prior to the sale.

Corporate and Other

Years ended October 31 (thousands of U.S. dollars)	2013	2012	2011
Costs and expenses
Selling, general and administration(a)	$15,950	$9,908	$7,806
Other (income) expenses, net(b)	(3,971)	(1,202)	4,552
Segment loss	$(11,979)	$(8,706)	$(12,358)

(a) Excludes internal investigation costs of $11.8 million (2012 - $9.8 million; 2011 - $nil) and strategic review costs of $1.9 million (2012 - $nil; 2011 - $nil) in fiscal 2013 which are not included in the calculation of segment loss.

(b) Excludes litigation settlement gain of $42.5 million, a recovery from previously written off investments of $0.8 million, pension settlement loss of $7.0 million and a loss on Celerion note receivable of $0.2 million (2012 - $2.4 million) in fiscal 2013; estimated litigation accruals of $24.1 million in fiscal 2012, which are not included in the calculation of segment loss.

Selling, general and administration (SG&A)

Corporate SG&A expenses of $16.0 million for fiscal 2013 increased by $6.0 million and $8.1 million compared to fiscal 2012 and 2011, respectively, primarily due to higher stock based compensation, an increase of $2.5 million in G&A costs associated with central functions previously allocated to Targeted Therapies, and certain taxation related costs. Corporate SG&A in fiscal 2011 also included a $2.3 million favorable insurance adjustment.

Other (income) expenses, net

Other (income) expenses, net were primarily related to foreign exchange (gains) and losses. In fiscal 2013, we also recorded TSA revenue of $0.5 million following the sale of Targeted Therapies business.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

3) Quarterly Financial Analysis

Sequential financial analysis

In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2013	July 31 2013	April 30 2013	January 31 2013
Revenues
Cobalt	$93,102	$22,259	$35,375	$20,100	$15,368
Sterilization-other	3,018	694	1,168	94	1,062
Sterilization Technologies	96,120	22,953	36,543	20,194	16,430
Reactor	70,933	17,262	16,115	17,150	20,406
Cyclotron	18,250	6,165	5,411	3,820	2,854
Contract Manufacturing	11,165	4,948	2,506	1,775	1,936
Medical Isotopes	100,348	28,375	24,032	22,745	25,196
TheraSphere	36,322	-	11,134	13,150	12,038
Targeted Therapies	36,322	-	11,134	13,150	12,038
	$232,790	$51,328	$71,709	$56,089	$53,664
Segment earnings (loss)
Sterilization Technologies	35,309	7,584	17,794	6,415	3,516
Medical Isotopes	25,870	7,842	5,915	5,174	6,939
Targeted Therapies	3,036	-	544	1,062	1,430
Corporate and Other	(11,979)	(2,264)	(4,688)	(2,210)	(2,817)
	$52,236	$13,162	$19,565	$10,441	$9,068

Net income (loss)	$237,150	$56,264	$180,424	$731	$(269)
Basic and diluted earnings per share	$3.83	$0.91	$2.91	$0.01	$-

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2012	July 31 2012	April 30 2012	January 31 2012
Revenues from continuing operations
Cobalt	$92,402	$31,020	$31,841	$13,860	$15,681
Sterilization-other	3,032	1,291	304	982	455
Sterilization Technologies	95,434	32,311	32,145	14,842	16,136
Reactor	77,410	24,793	14,496	17,179	20,942
Cyclotron	15,478	3,567	5,203	3,610	3,098
Contract Manufacturing	8,067	1,977	2,273	1,990	1,827
Medical Isotopes	100,955	30,337	21,972	22,779	25,867
TheraSphere	48,451	12,023	13,024	12,392	11,012
Targeted Therapies	48,451	12,023	13,024	12,392	11,012
	$244,840	$74,671	$67,141	$50,013	$53,015
Segment earnings (loss)
Sterilization Technologies	39,037	16,676	14,403	3,504	4,454
Medical Isotopes	29,439	11,251	4,572	5,905	7,711
Targeted Therapies	14,078	2,809	4,336	3,820	3,113
Corporate and Other	(8,706)	(1,273)	(2,703)	(2,815)	(1,915)
	$73,848	$29,463	$20,608	$10,414	$13,363

Net (loss) income	$(28,869)	$(43,505)	$12,302	$3,221	$(887)
Basic and diluted (loss) earnings per share	$(0.47)	$(0.70)	$0.20	$0.05	$(0.01)

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues from continuing operations

Sterilization Technologies

Sterilization Technologies revenues of $23.0 million in Q4 2013 decreased by $13.6 million or 37% compared to Q3 2013 primarily due to a decrease in Co-60 volumes.

Co-60 revenues can vary significantly quarter-to-quarter due to the timing of our shipments to customers. The shipments are planned between Nordion and our customers and are forecast several months in advance.

Medical Isotopes

Medical Isotopes revenue increased by $4.3 million or 18% in Q4 2013 compared to Q3 2013. The increase was primarily due to our contract manufacturing of TheraSphere for BTG starting in mid-July 2013 and the NRU reactor’s return to service from its planned maintenance shutdown in Q3 2014. Cyclotron isotopes also increased compared to Q3 2013 due to increased sales of Sr-82.

Targeted Therapies

As described in the “2013 business and corporate developments” section of this MD&A, on July 13, 2013, we completed the sale of our Targeted Therapies business to BTG. The financial results represent historical results of our Targeted Therapies business prior to the sale.

Segment earnings (loss)

Sterilization Technologies

Sterilization Technologies segment earnings of $7.6 million in Q4 2013 decreased by $10.2 million or 57% compared to Q3 2013. This is primarily due to decreased Co-60 volume.

Quarter-to-quarter Sterilization Technologies segment earnings are primarily impacted by the volume of Co-60.

Medical Isotopes

Medical Isotopes segment earnings of $7.8 million in Q4 2013 increased by $1.9 million or 33% compared to Q3 2013 due to quarter-to-quarter Cyclotron isotope and Contract Manufacturing revenues increase.

Targeted Therapies

As described in the “2013 business and corporate developments” section of this MD&A, on July 13, 2013, we completed the sale of our Targeted Therapies business to BTG. The financial results represent historical results of our Targeted Therapies business prior to the sale.

Corporate and Other

Corporate and Other segment loss of $2.3 million in Q4 2013 decreased by $2.4 million compared to Q3 2013 due mainly to the favourable impact of foreign exchange which was partially offset by G&A costs associated with central functions previously allocated to our former Targeted Therapies business.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fourth quarter analysis

Fourth quarter fiscal 2013 compared to the fourth quarter fiscal 2012

		Three months ended October 31
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues
Revenues	$51,328	100%	$74,671	100%
Costs and expenses
Direct cost of revenues	26,203	51%	30,564	41%
Selling, general and administration	19,050	37%	21,843	29%
Depreciation and amortization	2,419	5%	3,233	4%
Restructuring charges, net	56	-	2,480	3%
Change in fair value of embedded derivatives	550	1%	3,603	5%
Other (income) expenses, net	(23,246)	(45%)	26,132	35%
Operating income (loss)	$26,296	51%	$(13,184)	(18%)
Interest expense	(1,120)	(2%)	(917)	(1%)
Interest income	1,197	2%	2,225	3%
Income tax recovery (expense)	29,891	58%	(31,629)	(42%)
Net income (loss)	$56,264	110%	$(43,505)	(58%)

			Three months ended October 31
	Sterilization Technologies		Medical Isotopes		Targeted Therapies
(thousands of U.S. dollars)	2013	2012	2013	2012	2013	2012
Revenues	$22,953	$32,311	$28,375	$30,337	$-	$12,023
Direct cost of revenues	10,823	12,384	15,380	15,130	-	3,050
Selling, general and administration	4,481	3,131	5,001	3,485	-	4,840
Other expenses, net	65	120	152	471	-	1,324
Segment earnings	$7,584	$16,676	$7,842	$11,251	$-	$2,809

Revenues from continuing operations

Revenues from continuing operations of $51.3 million in Q4 2013 decreased by $23.3 million compared with the same period of fiscal 2012 due mainly to the sale of our Targeted Therapies business to BTG in Q3 2013 and a decrease in Co-60 shipments.

Selling, general and administration (SG&A)

SG&A expenses of $19.1 million in Q4 2013 were $2.8 million lower compared with the same period of fiscal 2012, primarily due to lower sales and marketing spending of $2.2 million.

Other (income) expenses, net

Other (income) expenses, net of $23.2 million in Q4 2013 decreased by $49.4 million compared with same period of fiscal 2012. The significant fluctuation was primarily due to litigation settlement gains relating to AECL and other litigation matters recorded in Q4 2013 compared to recording of litigation accruals relating to AECL and other litigation matters in Q4 2012. In addition a $4.1 million foreign exchange gain was recorded in Q4 2013 compared with $0.1 million in Q4 2012.

Change in fair value of embedded derivatives

We recorded a loss of $0.6 million for the change in fair value of embedded derivatives in Q4 2013 compared with a loss of $3.6 million in the same period of fiscal 2012 primarily driven by changes in estimate for the notional supply amount and fluctuations in the U.S. to Canadian dollar exchange rate.

Segment earnings

Sterilization Technologies

Segment earnings of $7.6 million in Q4 2013 decreased by $9.1 million compared with same period of fiscal 2012 primarily due to lower Co-60 volumes and the impact of fixed production support costs, a negative impact on average pricing due to mix of customers in each respective quarter, and higher SG&A expenses for annual incentive plan accruals and pension related expense.

Medical Isotopes

Segment earnings of $7.8 million in Q4 2013 were lower by $3.4 million compared to the same period of fiscal 2012 primarily due to an overall decrease in Mo-99 sales price and an increase in SG&A expenses for higher annual incentive plan accrual and pension-related expenses. Additionally, a one-time $4 million payment was recorded as revenue in Q4 2012 due to customer shortfalls in Mo-99 volume below minimum contract commitments. These items were partially offset by the impact of higher Cyclotron isotopes and TheraSphere contract manufacturing revenues.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Targeted Therapies

As described in the “2013 business and corporate developments” section of this MD&A, on July 13, 2013, we completed the sale of our Targeted Therapies business to BTG. The financial results represent historical results of our Targeted Therapies business prior to the sale.

Net income (loss)

We had income from continuing operations of $56.3 million for the three months ended Q4 2013 compared to a loss of $43.5 million for the same period in fiscal 2012. This change was primarily due to: i) $19.2 million litigation settlement gains recorded in Q4 2013 compared to $24.1 million of litigation accruals and losses recorded in Q4 2012; and ii) a $40.4 million release of valuation allowance against our deferred tax assets in Q4 2013 compared to an additional $35.4 million valuation allowance established in Q4 2012, which were charged to income tax recovery and expense, respectively. The change also included a $6.4 million decrease in our internal investigation costs, a $3.1 million decrease in the change in fair value of the embedded derivatives loss, and a $2.4 million decrease in restructuring charges.

Cash flow

Our operations and other operating working capital changes contributed a positive net cash inflow of $22.6 million in Q4 2013.

The primary cash inflows in the fourth quarter of fiscal 2013, excluding those associated with our product revenues included:

●	$14.4 million of litigation settlement payment from AECL related to a Comprehensive Settlement Agreement;
●	$9.4 million of net tax refunds; and
●	$4.9 million of litigation settlement payment from one of our insurers related to the Dr. Reddy’s claim.

With these cash inflows, and our cash on hand, we used cash in the following activities in Q4 2013:

●	$4.8 million for internal investigation and strategic review costs and fees;
●	$1.7 million for pension plan solvency funding and current service contributions;
●	$2.2 million increase in restricted cash related to our captive insurance; and
●	$1.4 million for retained leases and litigation costs.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Balance sheet insights

To assist your understanding of our balance sheet accounts, we have briefly summarized a number of items below that are recorded in our balance sheet and described in more detail in our financial statement notes.

Embedded derivatives

Included in Other current assets and Accrued liabilities are embedded derivatives assets and liabilities of $0.1 and $1.9 million, respectively, as of October 31, 2013. These relate to certain long-term supply contracts that are denominated in currencies that are not the functional currency of either party to the agreements. These embedded derivatives can fluctuate significantly from period to period as they are based on notional amounts exceeding $46 million at October 31, 2013, and are revalued at the end of each reporting period based on changes in currency exchange rates relative to the Canadian dollar.

Investment in Celerion, Inc. (Celerion) & note receivable from Celerion

Long-term investments include our 15% minority interest in Celerion, carried at $1.5 million, and a note receivable from Celerion, carried at $7.7 million. The face value of the note as of October 31, 2013 is $8.2 million, with the carrying value reflecting discount rates of 28% and 8% for unsecured and secured cash flows, respectively. The note has a five-year term to March 2015 bearing interest at 4% per annum which is accruing to the principal amount of the note. Our exposure to losses with respect to Celerion is limited to the carrying amount of this note receivable and our minority interest in Celerion.

Investment in LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.)

Included in Long-term investments is our investment in Lumira, a privately held investment fund management company that has long-term investments in development-stage enterprises. We record this investment using the equity method of accounting and the carrying amount of this investment is $nil as of October 31, 2013, resulting from cumulative dividends received and equity losses recorded in prior periods. We have no further exposure to losses with respect to Lumira as our exposure is limited to the carrying amount of this investment.

Financial instrument pledged as security on long-term debt & Long-term debt

Included in Notes receivable and Other long-term assets is a financial instrument with a carrying value of $40.3 million as of October 31, 2013. This financial instrument is classified as held to maturity and is not readily tradable. Included in Long-term debt is a non-interest-bearing Canadian government loan with a carrying value of $40.3 million as of October 31, 2013. The cash inflow of the financial instrument exactly offsets the cash outflow of the long-term debt. We have pledged the financial instrument as security to offset the long-term debt, effectively resulting in net nil debt.

Deferred tax assets

We have recorded net current and non-current deferred tax assets of $63.5 million as of October 31, 2013. These assets relate to our Canadian operations and can be used to reduce future cash taxes in Canada. Our total deferred tax assets are primarily comprised of $58.8 million of net capital loss carryforwards, $58.0 million of Canadian federal investment tax credits, $3.7 million of non-capital loss carryforwards and various other temporary differences totaling $1.8 million. We have recorded a valuation allowance of $46.5 million, as well as a $12.3 million uncertain tax position reserve on our capital loss carryforward assets.

Assets and liabilities related to captive insurance

As of October 31, 2013, our captive insurance liabilities include outstanding loss reserves of $0.4 million which is included in Accrued liabilities. The incurred but not reported loss reserves of $2.3 million are included in Other long-term liabilities as at October 31, 2013. Relating to these insurance liabilities and the operation of our captive insurance entity, we have restricted cash of $5.0 million included in Restricted cash.

Liabilities retained from divested and discontinued operations

Included in Accrued liabilities is $9.5 million related to an arbitration ruling in our dispute with Life Technologies Corporations (Life). We subsequently filed a Statement of Claim against Life and have not paid the $9.5 million settlement payment pending the outcome of this new claim.

Accrued liabilities also includes a provision of $2.6 million to address certain uninsured U.S. Food and Drug Administration (FDA) claims related to the Company’s discontinued bioanalytical operations in its former Montreal, Canada, facilities.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

4) Consolidated Liquidity and Capital Resources

Cash flows

We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

Years ended October 31 (thousands of U.S. dollars)	2013	2012	2011
Cash provided by continuing operating activities	$56,201	$63,396	$37,109
Cash provided by (used in) continuing investing activities	161,804	(5,443)	21,528
Cash used in continuing financing activities	-	(22,675)	(71,642)
Cash used in discontinued operations	-	-	(38,197)
Effect of foreign exchange rate changes on cash and cash equivalents	(4,266)	15	2,467
Net increase (decrease) in cash and cash equivalents during the period	$213,739	$35,293	$(48,735)

Summary of cash flow activities for the year ended October 31, 2013

The primary cash inflows in fiscal 2013, excluding those associated with our product revenues included:

●	$200.7 million of proceeds received from the sale of Targeted Therapies;
●	$15.4 million in tax refunds, net;
●	$14.4 million received from AECL related to a Comprehensive Settlement Agreement; and
●	$7.3 million of non-recurring payment from Celerion related to a note receivable.

With these cash inflows and our cash on hand, we used cash in the following activities:

●	$36.9 million increase in restricted cash;
●	$14.3 million for internal investigation costs;
●	$6.4 million for pension solvency funding and current service contributions;
●	$5.5 million for former MDS Pharma Services’ pension settlement costs;
●	$5.3 million in costs related to the sale of Targeted Therapies and the strategic review;
●	$7.4 million for restructuring payouts, retained leases, and litigation costs;
●	$4.2 million of litigation settlement payment to Dr. Reddy’s net of insurance proceeds received; and
●	$2.0 million for capital expenditures.

The remaining net cash inflow of $57.9 million is primarily related to profitability from our operations and other changes in working capital.

Continuing operating activities

Cash provided by our operating activities for fiscal 2013 was $56.2 million compared to $63.4 million and $37.1 million in fiscal 2012 and 2011, respectively.

The cash inflow in 2013 was a result of profitability from our operations along with a decrease in accounts receivable of $10.5 million, an increase in inventories of $14.2 million primarily driven by the timing of our receipt and sale of Co-60, and a decrease in accounts payable and accrued liabilities of $10.1 million.

The cash inflow in 2012 was as a result of profitability from our operations along with an increase in accounts receivable of $8.0 million, an increase in our accounts payable and accrued liabilities of $26.3 million, and an increase in inventories of $3.4 million primarily driven by the timing of our receipt and sale of Co-60.

The cash inflow in 2011 was a result of profitability from our operations along with a decrease in accounts receivable of $1.2 million, a decrease in accounts payable and accrued liabilities of $26.2 million due mainly to the payment of costs associated with the strategic repositioning, and an increase in inventories of $4.0 million primarily driven by the timing of our sale and receipt of Co-60 as well as shipments of production irradiators. In addition, deferred revenue decreased by $11.3 million related to Contract Manufacturing and production irradiator projects completed in fiscal 2011.

Continuing investing activities

Cash provided by (used in) our investing activities for fiscal 2013 was $161.8 million compared to $(5.4) million and $21.5 million in fiscal 2012 and 2011, respectively.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The cash inflow in 2013 was a result of sale proceeds of $200.7 million for the sale of Targeted Therapies business, offset by an increase in restricted cash of $36.9 million, for cash held as collateral to secure our letters of credits, and capital asset additions of $2.0 million.

The cash outflow in 2012 was a result of capital asset additions of $7.4 million partially offset by a decrease in restricted cash of $1.9 million.

The cash inflow in 2011 was a result of a decrease in restricted cash of $26.6 million, for release of cash held as collateral that previously secured our letters of credit, and sale proceeds for our available for sale investment of $1.7 million partially offset by capital asset additions of $6.7 million.

Continuing financing activities

We did not have any financing activities in fiscal 2013. During fiscal 2012, we paid $18.6 million of cash dividends and repurchased $4.0 million of common shares under the 2012 NCIB. During fiscal 2011, we repurchased our common shares for $52.4 million and paid $19.2 million of cash dividends.

Liquidity

As at October 31 (thousands of U.S. dollars)	2013	2012	Change
Cash and cash equivalents	$323,099	$109,360	195%
Current ratio	5.0	2.0	150%

Our cash and cash equivalents of $323.1 million as of October 31, 2013 was $213.7 million higher than the $109.4 million we had as of October 31, 2012. As we discussed in the “Cash flows” section above, the increase was primarily due to $200.7 million of cash proceeds received for the sale of the Targeted Therapies business, $57.9 million net cash inflow from our operations and other changes in working capital, $15.4 million of net tax refunds, $14.4 million received from AECL relating to a Comprehensive Settlement Agreement, and $7.3 million received for partial early repayment of the Celerion note receivable. The increase in cash and cash equivalents was partially offset by a $36.9 million increase in restricted cash, $14.3 million payments related to internal investigations costs, $6.4 million for pension contributions, $5.5 million of former MDS Pharma Services’ pension settlement costs, and other cash outflow items discussed in the “Cash flows” section above.

Our current ratio of 5.0 as of October 31, 2013 increased from 2.0 as of October 31, 2012. The current ratio is calculated as current assets divided by current liability. The increase in our current ratio is primarily due to the increases in cash and cash equivalents as well as the decrease in current liabilities due to the release of our litigation-related accruals.

As of October 31, 2013, our restricted cash of $40.8 million (October 31, 2012 - $3.9 million) related to $34.9 million for outstanding letters of credit in support of future site decommissioning remediation costs and funding for our pension liabilities, $5.0 million related to funds for insurance liabilities, and $0.9 million of collateral issued against future letters of credit.

Credit facility

Amended and Restated Credit facility

On January 25, 2013, we entered into an $80.0 million Amended and Restated senior revolving one year committed credit facility with the Toronto-Dominion Bank (TD) and certain other financial institutions (the Lenders). Our Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credit. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral. The credit facilities are subject to customary positive, negative and financial covenants.

Under this credit facility, we are able to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is for a one-year term which may be extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of October 31, 2013, we had not used the credit facility for borrowing; however, we had $36.9 million of letters of credit issued under this credit facility as well as $0.9 million of collateral issued against future letters of credit.

In Q3 2013, we obtained consent from the Amended and Restated Credit Facility Lenders for the divestiture of the Targeted Therapies business to BTG. We are currently in the process of negotiating the extension of our current credit facility, which expires on January 24, 2014.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pension

For funding purposes, we are required by regulation to update our actuarial valuation of our main defined benefit pension plan as of January 1, 2014. During the calendar year of 2013, we have seen a higher than expected return on our pension plan’s equity investments and at December 31, 2013 interest rates had increased significantly compared with the prior year end rates. The higher interest rates have lowered the return on debt securities; however, there is a greater reduction in our pension liabilities which are calculated based on a discounted rate derived from current interest rates. In addition, there have been changes to Canadian actuarial guidance that are now in effect, which we currently believe, will result in no change to an increase in funding requirements. The net impact of the returns on assets, changes in interest rates and changes to actuarial guidance on overall funding, we currently believe, will be a reduction in funding requirements compared with 2013.

Based on the actuarial valuation as at January 1, 2013, completed in Q3 2013, our annual funding requirements were approximately $16 million, including approximately $3 million of current service cost contributions in calendar year 2013, in order to reduce the projected regulatory solvency deficit and meet our normal funding requirements. We have funded the solvency deficit via letters of credit for $20.2 million, including $7.0 million funded in fiscal year 2013. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements which are amortized over a five-year funding period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. As a result of either changes to annual valuations or the three-year averaging used in the deficit calculation under applicable regulations, funding requirements may extend beyond the five year funding period.

During fiscal 2013, Nordion made pension contributions of $6.4 million in cash to meet solvency funding and normal current service funding requirements. We made an additional $4.0 million in cash contributions during Q1 2014 to meet our annual pension solvency funding requirements, which are calculated on a calendar-year basis. During fiscal 2013, we also used letters of credit for $7.0 million to meet solvency funding requirements.

In September 2013, Nordion amended its defined benefit pension plan, such that pension benefits for existing active participants earned from January 1, 2014 onwards will no longer carry any entitlement to indexation, although there is an overall floor.  In connection with this plan amendment, we remeasured our year-end pension obligation reflecting this reduction in indexation going forward based on the year-end disclosure assumptions. The pension plan amendment and remeasurement resulted in a reduction in our pension obligation of approximately $5 million.  This appears as an unrecognized prior service benefit in accumulated other comprehensive income that will be amortized into pension expense commencing in fiscal 2014 based on the expected average remaining service lifetime (EARSL) of active participants which, at year-end, was determined to be 10.7 years.

Future liquidity risk and requirements

Liquidity risk is the risk that an entity will encounter difficulty in satisfying its financial obligations as they become due.  We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. However, the timing and amounts of expenditures and inflows of cash are uncertain and obligations may arise that we are unable to forecast including, among other things, potential fines and penalties from regulators or enforcement authorities associated with our internal investigation.

We believe that cash on hand will be sufficient to meet the anticipated requirements for current operations, capital expenditures, pension funding, internal investigation costs, litigation costs, contingent liabilities including FDA-related settlements, the Life arbitration settlement, and restructuring costs.

Under our credit facility we have $36.9 million of letters of credit and $0.9 million of collateral issued against future letters of credit. If we were to lose access to our credit facility and/or have a significantly increased cash requirement for operations or other liabilities, the Company may be required to obtain additional capital from other sources.

Contractual obligations

Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations in Montreal, Canada and certain other contingent liabilities. We have also retained certain liabilities related to pre-closing matters. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

Years ended October 31 (thousands of U.S. dollars)	2014	2015	2016	2017	2018	Thereafter
Long-term debt	$3,948	$36,493	$-	$-	$-	$-
Interest on long-term debt	2,781	1,130	-	-	-	-
Operating leases	942	491	484	269	164	2,128
Purchase obligations	41,457	27,017	26,602	33,290	24,296	50,967
	$49,128	$65,131	$27,086	$33,559	$24,460	$53,095

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Long-term debt consists of a $40.3 million, non-interest bearing, government loan; and other commitments totaling $0.1 million which represent capital lease obligations. We have a financial instrument fully pledged as security for the repayment of this long-term debt.

The amounts for operating leases primarily relate to the rental of offices, laboratory facilities and equipment to support global operations.

We have long-term supply arrangements totaling approximately $187 million primarily related to the supply of Co-60 from certain domestic and international suppliers of isotopes. These agreements include certain take-or-pay contracts which provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The amounts for purchase obligations are based on management’s best estimate in respect of these agreements. The terms of these long-term supply or service arrangements range from one to eleven years.

We have entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, foreign exchange fluctuations, or, for some obligations, changes to agreed-upon amounts.

Indemnities and guarantees

In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the divestitures. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past.

Arbitration with Life Technologies Corporations

As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement arose between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The disagreement was submitted to arbitration and the arbitrator in the hearing ruled in favour of Life. As a result, we recorded a settlement loss of approximately $9.5 million in our results of discontinued operations in Q3 2011.

Subsequent to the arbitrator’s ruling, on September 30, 2011, we filed a Statement of Claim against Life in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requesting the $9.5 million settlement payment be stayed pending the outcome of this new claim. In December 2011, Life filed its statement of defense. In March 2012, Nordion filed a motion for summary judgment, requesting damages of $35 million and a stay of the previous arbitration award. In May 2012, Life filed a motion to dismiss. A schedule for the hearing of motions has yet to be set. Affidavits and expert reports in support of the action have been prepared and delivered by Nordion. Life has retained experts and is in the process having reports prepared. Motions related to the claim are scheduled to be heard in Q3 2014. We have not paid the $9.5 million to date.

Capitalization

Our long-term debt of $40.4 million as of October 31, 2013, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in Other long-term assets in our consolidated statements of financial position.

Our shareholders’ equity as of October 31, 2013, was $459.6 million compared with $194.8 million as of October 31, 2012, primarily due to a net income of $237.2 million and the recognition of pension asset and liability adjustments of $36.8 million for fiscal 2013.

As at January 8, 2014, 61,909,301 common shares of Nordion were issued and outstanding. In addition, 1,545,496 stock options to purchase common shares were issued and outstanding as at January 8, 2014 under Nordion’s stock option plans pursuant to which a total reserve of 6,220,900 common shares were made available to be granted in stock options to Nordion’s eligible employees.

During fiscal 2012, we declared and paid quarterly dividends totaling $18.6 million. We also incurred a total cost of $4.0 million for our NCIB for fiscal 2012 including a charge of $2.1 million to our accumulated deficit due to share buyback costs in excess of the $1.9 million carrying value of the common shares. We suspended our dividend and cancelled our NCIB during Q4 2012.

Off-balance sheet arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative instruments

As of October 31, 2013, we held approximately $25 million (October 31, 2012 - $33 million) notional amount of foreign exchange forward contracts designated as cash flow hedges. During fiscal 2013, we recorded a $0.2 million realized loss and a $0.8 million unrealized loss for our foreign exchange forward contracts designated as cash flow hedges. During fiscal 2012, we recorded a $0.6 million realized gain and a $0.6 million unrealized gain for our foreign exchange forward contracts designated as cash flow hedges. As of October 31, 2013, we held no derivatives designated as fair value or net investment hedges.

As of October 31, 2013, we identified a nominal amount for embedded derivative assets with a fair value of $0.1 million (October 31, 2012 - $nil) and embedded derivative liabilities with a fair value of $1.9 million (October 31, 2012 - $0.8 million), which have a total notional amount of approximately $46 million (October 31, 2012 – approximately $49 million). During fiscal 2013, we recorded a $1.0 million loss for the change in the fair value of the embedded derivatives, compared to a $12.0 million loss in 2012 and a $2.6 million gain in fiscal 2011.

Litigation

For full descriptions of our material litigation, see the “Legal Proceedings” section of our 2013 AIF.

MAPLE

On September 10, 2012, we announced that we were unsuccessful in our claim for specific performance or monetary damages relating to AECL’s cancelled construction of the MAPLE facilities. We were not entitled to a remedy for the unilateral termination by AECL of the construction of the MAPLE facilities. In their decision, the arbitrators also dismissed an AECL counterclaim against us for damages for breach of contract in the amount of $239.8 million (C$250 million) and other relief. The appeal period expired and neither party appealed the decision. AECL submitted total arbitration-related costs of approximately $46 million (C$46 million). We filed a response to AECL’s costs submissions asserting that we should pay approximately $22 million, to which AECL filed a reply during February 2013.

In addition to the arbitration, in 2008 we filed a court claim against AECL and the Government of Canada. The arbitration decision left it open for us to pursue our ongoing lawsuit against AECL in the Ontario courts in relation to a 1996 Isotope Production Facilities Agreement (IPFA). As a result, we filed an amended statement of claim against AECL on January 18, 2013 in relation to the IPFA, requesting damages in the amount of $233.5 million (C$243.5 million) for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs. The damages claimed were for the recovery of our costs up to the end of the IPFA, net of certain amounts settled between Nordion and AECL at the time of entering into the Interim and Long-Term Supply Agreement (ILTSA). Having regard to the majority opinion in the arbitration under the 2006 Agreement, the amended statement of claim filed by us under the IPFA no longer included the Government of Canada and the damages claimed were substantially lower than in the original statement of claim. During the first quarter of fiscal 2013, Nordion and the Government of Canada agreed to the discontinuance of the IPFA action against the Government of Canada without costs. AECL counterclaimed for $80 million in damages based on a claim against us for unpaid construction charges.

In the fourth quarter of fiscal 2013 we announced that we had entered into a comprehensive settlement agreement with AECL to resolve all outstanding claims between the parties related to the MAPLE facilities, including the lawsuit and the arbitration costs. Upon the settlement we recorded a $24.6 million recovery relating to accrued ACEL liabilities as well as receiving a $14.4 million (C$15 million) cash settlement from AECL. Nordion and AECL have released each other from the claims discussed above.

In addition to the settlement, we entered into an emended and restated isotope supply agreement and waste management services agreement with AECL. The amended and restated isotope supply agreement is a non-exclusive agreement for medical isotope supply by AECL to Nordion, which has a term ending October 31, 2016. The supply agreement may also be terminated upon, among other things, Nordion establishing a satisfactory alternative supply of isotopes, the permanent shutdown of AECL's isotope production facilities, our failure to meet a minimum purchase quantity and any force majeure that continues for a period of more than two years. The primary cost of supply of medical isotopes will continue to be determined based on a revenue share methodology. Starting in 2014, the percentage of revenue share that AECL receives each year will increase throughout the term of the supply agreement contributing to a mid single-digit decrease in our Medical Isotopes gross margin percentage over the course of the contract. In addition, we have entered into an agreement to continue waste disposal services from AECL until October 31, 2026.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Bioequivalence studies

During fiscal 2009, we were served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This legal action, commenced by Dr. Reddy’s Laboratories Ltd. and certain affiliated companies, related to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. On March 21, 2013, we announced that it had settled this claim. Details of the settlement are confidential. The settlement has resulted in a loss of $1.3 million after taking into account financial reserves maintained by us in relation to the claim. Most of the settlement was covered by insurance, and resulted in a net cash outflow of approximately $17 million that included insurance proceeds received to date. In October 2013, the company received $4.9 million in cash resulting from a successful claim against one of its insurers in this matter and recorded $4.9 million litigation gain during the fourth quarter of fiscal 2013.

During fiscal 2009, we were served with a Statement of Claim from Apotex Inc., filed with the Ontario Court of Justice, related to repeat study and mitigation costs of $4.8 million (C$5 million) and loss of profit of $28.8 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in its FDA provision (Note 10(a)). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities that have been fully paid. The Company has filed a Statement of Defence and is vigorously defending this action. Examinations for discovery are currently ongoing.

BioAxone BioSciences

During the third quarter of fiscal 2012, we were served with a Complaint filed in Florida relating to our former Pharma Services business. The Complaint, by BioAxone BioSciences Inc. (BioAxone), named Nordion (US) Inc. as well as another unaffiliated co-defendant, and alleged that MDS Pharma Services acted negligently in the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug. The Plaintiff claimed that it suffered damages in an amount greater than $90 million. During the fourth quarter of fiscal 2013 we reached an agreement with BioAxone to settle the filed claims and recorded a litigation loss of $0.2 million.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

5) Accounting and Control Matters

Recent accounting pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 updates accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance resolves the diversity in practice in the presentation of unrecognized tax benefits in those instances. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods. We plan to adopt ASU 2013-11 beginning November 1, 2014. We do not anticipate that these changes will have a significant impact on our consolidated financial statements.

In March 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 updates accounting guidance related to the application of consolidation guidance and foreign currency matters. This guidance resolves the diversity in practice about what guidance applies to the release of the cumulative translation adjustment into net income. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods. We plan to adopt ASU 2013-05 beginning November 1, 2014. We do not anticipate that these changes will have a significant impact on our consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” which clarifies the scope of ASU No. 2011-11 including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 2010-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. ASU 2013-01 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2013-01 on November 1, 2013. ASU 2013-01 is not expected to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 2010): Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of International Financial Reporting Standards (IFRS). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2011-11 on November 1, 2013. ASU 2011-11 is not expected to have a significant impact on our consolidated financial statements.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations is based on the consolidated financial statements, which have been prepared in U.S. dollars, in accordance with U.S. GAAP applied on a consistent basis.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Our estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and our assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period in which they are determined.

Inventories

Inventories of raw materials and supplies are recorded at the lower of cost or market value, determined on a first-in, first-out (FIFO) basis. Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market. We reduce the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, plant and equipment

Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25	–	40 years
Equipment	3	–	20 years
Facility modifications	2	–	15 years
Furniture and fixtures	3	–	10 years
Computer systems	3	–	7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Impairment of long-lived assets

We evaluate the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that we consider important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in our stock price for a sustained period, and our market capitalization relative to its net book value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Asset retirement obligations

We record asset retirement obligation costs associated with the retirement of tangible long-lived assets. We review legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Long-term investments

We account for long-term investments where the Company has the ability to exercise significant influence using the equity method of accounting. In situations where we do not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are carried at fair value. We periodically review these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, we write down the value of the investment to its fair value.

Revenue recognition

We recognize revenue when risks and rewards of ownership have passed to our customers, evidence of an arrangement exists, price is contractually fixed or determinable, collectability is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. We do not have significant post-shipment obligations on our products sold, other than warranty obligations for certain of our products in a normal and ordinary course of business. In the event significant post-shipment obligations were to exist, it is our accounting policy to defer our revenue recognition until substantially all obligations were objectively satisfied.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

We recognize revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon fair value as determined by vendor-specific objective evidence of selling price or third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of a selling price is available for any undelivered element, revenue for all elements is calculated based on an estimated selling price method. When a portion of the customer’s payment is not due until acceptance, we defer that portion of the revenue until acceptance has been obtained. Our arrangements with multiple deliverables refers to cobalt sterilization equipment (i.e. production irradiators) that are designed, constructed, tested and then shipped to the customer’s specified location for installation and final testing. The core technology, design and functionality of a production irradiator are standard in the industry. We consider that a production irradiator unit shipped has standalone value to its customer and its installation does not require highly specialized knowledge or services. When a production irradiator unit is shipped to a customer, we record revenue for the unit sold as our obligation has been substantially completed. Prior to recording revenue on such transactions, we determine that the criteria for customer acceptance are objectively verifiable, resulting in no uncertainty that they will be met. Revenue for installation or training is deferred until the service is completed.

Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded. We include freight charges billed to customers as part of our revenue and freight costs are included in direct cost of revenues.

Stock-based compensation

The fair value of stock options is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain of our incentive compensation plans base the determination of compensation to be paid in the future on the price of our publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding shares arising from the exercise of potentially dilute stock options during the year.

Pension, post-retirement and other post-employment benefit plans

We offer a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation, and other factors.

We recognize the funded status of our defined benefit plans on our consolidated statements of financial position; recognize gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit (income) cost as a component of accumulated other comprehensive income, net of tax; measure our defined benefit plan assets and obligations as of the date of our fiscal year-end consolidated statements of financial position; and disclose additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit (income) cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Income taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the asset, or a portion of the asset, will not be realized.

We determine whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent a full benefit is not expected to be realized on the uncertain tax position an income tax liability is established. Interest expense and penalties on income tax obligations are included in income tax expense.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The calculation of our tax liabilities involve dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions that we have operated in globally. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the income tax liabilities. If our estimate of income tax liabilities proves to be less than the ultimate assessment, an additional charge to income tax expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the income tax liabilities may result in income tax benefits being recognized in the period when it is determined that the estimated income tax liability is no longer required. All of these potential income tax liabilities are included in income taxes payable or netted against income taxes recoverable on the consolidated statements of financial position.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year as a reduction of current tax expense.

Derivative financial instruments

In the normal course of business, we use derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. We limit our credit risk by dealing with counterparties that are considered to be of high credit quality. We do not enter into derivative transactions for trading or speculative purposes. We record derivatives at fair value either as other current assets or accrued liabilities on the consolidated statements of financial position. We determine the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. We classify cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, our risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. We assess the ongoing effectiveness of its hedges on a quarterly basis.

Cash flow hedges

Our hedging activities include a hedging program to hedge the economic exposure from anticipated U.S. dollar denominated sales. We hedge a portion of these forecasted foreign denominated sales with forward exchange contracts. These transactions are designated as cash flow hedges and are accounted under the hedge accounting. We hedge anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 12 months into the future. The effective portion of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings. Any ineffective portion of related gains or losses is recorded in the consolidated statements of operations immediately.

Other derivatives

Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and the overall cost of borrowing. We use short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. We have also identified embedded derivatives in certain supply contracts.

Commitments and Contingencies

Certain conditions may exist as of the date of the financial statements which may result in a loss to the Company, but will only be resolved when one or more future events occur or fail to occur. Such liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources, are recorded when we assess that it is probable that a liability has been incurred and the amount can be reasonably estimated. Recoveries of costs from third parties, which we assess as being probable of realization, are recorded to the extent of related contingent liabilities accrued. Legal costs incurred in connection with matters relating to contingencies are expensed in the period incurred. We record gain contingencies only when realized.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Uncertainties and estimates

In addition to “Critical accounting policies and estimates” described above, this section further discusses inherent uncertainties in our net income resulting from foreign exchange rate fluctuations as well as certain balance sheet items that involved critical estimates and judgments.

Fluctuation in net income from changes in foreign exchange rates

As a Canadian company that operates globally and holds a large percentage of its cash and has a large number of transactions in U.S. dollars, our net income may have significant fluctuations as result of foreign exchange movements primarily between the Canadian and U.S. dollar.  The majority of our operations are located in Canada, however, the vast majority of our sales (95% in 2013) are to customers outside of Canada. We also have a number of supply agreements with companies outside of Canada. These supply agreements include the supply of Co-60 to 2024 from Isotope in Russia, which is denominated in U.S. dollars. In addition to being a common currency for international transactions, the majority of our sales are in U.S. dollars. Therefore, we believe that contracting in U.S. dollars for certain international contracts, including the agreement with Isotope, is preferred with respect to the economic impact on the cash flow of the Company as it better matches the currency of the cash outflows of the Company to our cash inflows (revenues) in U.S. dollars.

Despite using a U.S. dollar reporting currency, these U.S. dollar contracts may create significant fluctuations in our net income. Under U.S. accounting guidelines, an embedded derivative may be created when companies enter into transactions that are not denominated in the currencies of the parties to the transaction. For accounting purposes, the functional currency of our Canadian operations is the Canadian dollar and all our future purchase and sale commitments with non-U.S. based enterprises that are denominated in U.S. dollars usually result in an embedded derivative being present. These embedded derivatives are revalued at the end of each reporting period based on the change in foreign exchange rates, in our case, primarily the Canadian to U.S. dollar exchange rate. The most significant embedded derivatives in our business relate to the long-term supply agreement with our Russian supplier Isotope. The remaining purchase commitments associated with this agreement, over 11 years for Co-60 purchases, are revalued at the end of each quarterly period. Although the calculation is complex and involves a number of variables including current and forward Canadian to U.S. dollar exchange rates and discount rates, an indicative impact of a one cent movement in the Canadian to U.S. dollar exchange rate may result in a gain or loss of approximately $0.5 million for accounting purposes. As a result, embedded derivative gains and losses are expected to be significant in our operating and net income in the future.

In addition, at the end of each quarter, we revalue all monetary assets and liabilities that are expected to be realized in cash that are in a currency other than the functional currency of the entity within Nordion in which they are recorded. This revaluation creates a foreign exchange gain or loss that is reflected in Other (income) expenses, net, which is included in operating income and net income. We generally hold the majority of our cash in our Canadian functional currency entity in U.S. dollars, which is revalued at the end of each quarter.

The gain or loss from embedded derivatives and/or the revaluation of monetary assets and liabilities reflects the movement of foreign exchange rates within the period and, therefore, a gain or loss in one quarter will not imply that there will be a similar gain or loss in a subsequent quarter unless there is a similar movement of foreign exchange rates within the quarter.

Currently our Canadian dollar costs are higher than our Canadian dollar revenue and therefore our operating income and net income are negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar, and vice versa. While we may be able to increase our revenue in Canadian dollars, or hedge all or a portion of the Canadian to U.S. dollar difference between our costs and revenues for a period of time, changes in foreign exchange rates may still have an impact on our operating income and net income.

Critical estimates in deferred tax assets and certain long-term assets

As of October 31, 2013, we reported $63.5 million of deferred tax assets, all of which relate to our Canadian operations and could be used to reduce future cash taxes in Canada. We made critical estimates and judgments, primarily related to our forecast of future income, that the Company will significantly benefit from existing tax losses, R&D tax credits, and other carryovers that can be applied to reduce cash taxes.

We are subject to taxation in our principal jurisdiction of Canada and in several other countries around the world. With few exceptions, we are no longer subject to examination by Canadian tax authorities for taxes filed for years up to and including 2008.

As of October 31, 2013, we also reported at fair value of approximately $13 million and $7.7 million of investment and long-term note receivable in Celerion Inc. (Celerion), respectively, received as part of the sale proceeds of Early Stage. We made critical estimates and judgments in determining the fair value of these assets, the going concern assumption for Celerion, and associated credit risk.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

While we believe these estimates and key judgments are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions, and other unforeseen events may cause future results to differ from our current estimates.

Management’s annual report on disclosure controls and procedures and internal control over financial reporting

An effective system of disclosure controls and procedures and internal control over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology. All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. In addition, changes in business conditions or changes in the nature of the Company’s operations may render existing controls inadequate or affect the degree of compliance with policies and procedures. Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of October 31, 2013.

Internal control over financial reporting

Management of Nordion, under the supervision of the CEO and CFO, is responsible for the design and operation of internal control over financial reporting and evaluates the effectiveness of these controls on an annual basis using the original framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our assessment included extensive documenting, evaluating, and testing of the design and operating effectiveness of our internal controls over financial reporting. Based on the assessment performed as at October 31, 2013 and because of the material weakness described below, management concluded that internal control over financial reporting was not effective as of October 31, 2013. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2013, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions. Specifically, management has not yet completed a process of reviewing and evaluating the accounting and reporting of its income tax accounts based on the complex transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality. While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting

As at the end of fiscal 2010, Management had concluded that the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting. We concluded at that time that a material weakness existed in our internal controls over the financial reporting of the accounting for income taxes principally related to historical transactions. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In particular, several large divestitures of Nordion Inc. businesses occurred in fiscal periods that had yet to undergo audits by taxation authorities. Certain of these divestitures were larger than the remaining current Nordion business. Management had not completed the process of evaluating the accounting and reporting of its income tax accounts based on these complex and large transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which had resulted in a significantly reduced level of materiality.

Management determined that the most effective balancing of costs, control, and shareholder interests was to work with the taxation authorities to expedite the audits, resolve issues, and close out the fiscal years audit exposure. This initiative has been ongoing for several years.

During fiscal 2013, we continued to enhance our accounting and reporting for our income tax accounts related to the complex transactions of prior years and to work with taxation authorities to expedite their audits and to resolve audit issues on a timely basis.

Nordion Inc. Fiscal 2013 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

Also during 2013, Management implemented a number of measures designed to remediate these identified control deficiencies including:

●	augmenting technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm;
●	working with various taxation authorities to expedite their audits of our open tax years; and
●	further strengthening of the design of internal controls over complex and non-routine transactions.

The measures noted above, along with the effective settlement of certain of our higher risk legacy tax audit years with complex and large transactions, have allowed us to make substantial progress on this matter. However, as at October 31, 2013, we do not consider the reported material weakness related to income taxes to have been remediated. We intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over this identified area of deficiency until the material weakness is fully remediated.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy, the competitive landscape and our position within it; our strategic review; expectations for fiscal 2014 revenue, gross margin, segment earnings and expenses; Co-60 sales in fiscal 2014; the discontinuation of the manufacture of Bexxar; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings and our internal investigation; our pension funding; the potential for additional legal and regulatory proceedings; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, “assume”, “endeavour”, and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the “Risk Factors” described in section 5 of our AIF; and our success in anticipating and managing those risks: business interruptions; sources of supply; ongoing internal investigation; risks related to any strategic transaction; shareholder activism; customer concentration; external forces and changes in industry trends; handling and storage of hazardous and radioactive materials at the Company’s primary operating locations; anti-corruption and fraud and abuse risk; complex and costly regulation applicable to the Company; risks relating to the Company’s defined benefit pension plans; risks arising from doing business in various countries around the world; risks related to the divestiture of the Targeted Therapies business unit; significant competition facing the Company; long-term supply commitments of Co-60; competition laws; tax reassessment risk; effectiveness of internal controls; significant fluctuation in the Company’s business, financial condition, and results of operations; risks related to insurance coverage; current and future claims, litigation and regulatory proceedings; uncertain disposal and decommissioning costs; dependence on information technology (IT) systems and communication systems; results adversely affected by foreign currency exchange rates; labour relations; risks related to the Company’s credit facility agreement; compliance with laws and regulations affecting public companies; dependence upon the services of key personnel; reduced demand for the Company's products and services and increased expenses due to regulations or changes in regulations; economic conditions; intellectual property protection; and volatility of share price and dividend policy.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Nordion Inc. Fiscal 2013 Annual Report